

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Susan R. McFarland
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **Re: Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012 and Amended March 9, 2012**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 000-50231**

Dear Ms. McFarland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011
Our Business Objectives and Strategy, page 5

1. We note on your website that you issued an overview of the Uniform Mortgage Data Program (UMDP) on February 18, 2011 that includes an implementation timeline of the requirements in the UMDP. Then the "Selling Guide Lender Letter LL-2011-09" issued on December 14, 2011 granted an extension to the Uniform Loan Delivery Dataset implementation date and confirmation of the effective date for the Uniform Collateral Data Portal (UCDP) as of March 19, 2012. We were unable to locate disclosures in your Form 10-K and first quarter Form 10-Q on UMDP and its related requirements. Please

tell us and revise future filings to disclose a detailed summary of the Program along with the requirements and implementation dates and how it impacts your business. Please ensure your discussion includes detailed information on the UCDP and whether it will impact any of your internal models (i.e. internal price index).

Housing Goals and Duty to Serve Underserved Markets, page 47

2. We note your disclosure that private-label mortgage-related securities, second liens and single-family government loans do not count towards the housing goals established by FHFA, but permanent modifications of mortgages under HAMP do. Please revise future filings to clarify whether loans refinanced under HARP count towards the housing goals.

Item 1A. Risk Factors
A decrease in the credit ratings on our senior unsecured debt…, page 65

3. In future filings, please quantify in this risk factor the additional collateral requirements that would be triggered under your derivatives contracts and other borrowings by one and two notch downgrades in your credit ratings.

The loss of business volume from a key lender customer…, page 68

4. On page 176 you indicate that you did not renew your existing loan delivery contract with Bank of America in January 2012, which has significantly restricted the types of loans it can deliver to you. Please update this risk factor by addressing this matter in your next Form 10-Q.

Table 14: Nonperforming Single-Family and Multifamily Loans, page 104

5. We note your helpful presentation of troubled debt restructurings (TDRs) on accrual status at the end of each period. Given the significant changes in TDRs during the period and the fact that TDRs always remain categorized as nonperforming loans, please consider also providing a rollforward of TDRs showing the balance at the beginning of the period, new TDRs, loans that were paid off during the period, loans sold during the period, charge-offs and ending balance.

Risk Management, page 148

6. Please expand your discussion to identify the parties and/or Board Committees that the business risk committees report to. Your discussion should clarify how risk related information flows to your senior executives and the Board of Directors.

Mortgage Seller/Servicers, page 174

7. We note the disclosure on page 176 that you sometimes allow lenders to remit payment

equal to your loss, including imputed interest, on the loan after you have disposed of the REO. Please tell us and revise future filings to clarify when you would elect this option over a complete loan repurchase by the seller/servicer. Also, disclose the percentage of requests that were for the loss only and not a full loan repurchase and whether you account for these requests differently (i.e. as part of gain/loss on REO instead of an estimate in the allowance for loan loss calculation).

Measurement of Interest Rate Risk, page 189

8. We note your discussion of interest rate risk and the quantitative metrics that you use to provide estimates of your interest rate exposure. Please respond to the following:

- Clarify whether your use of interest rate derivatives is captured in the interest rate sensitivity in Table 60 and clarify how Table 61 interacts with the Table 60.

- In order to increase the transparency of your disclosure, please provide a qualitative sensitivity as to the factors that drive a positive sensitivity amount versus a negative amount, similar to your disclosures for your duration gap analysis on page 190. For example, is the result affected by whether your fixed rate assets exceed your fixed rate liabilities, or other factors?

- Clarify whether all your financial instruments are included in Table 60 or just certain instruments, and if so, which instruments.

- Tell us why the trading financial instruments discussed in Table 62 are more sensitive to interest rate changes than the instruments included in Table 60 and clarify whether derivative instruments are included in that analysis in Table 62.

- Discuss the instruments included in "other financial instruments, net" and "trading financial instruments" since we were unable to recalculate the instruments included in the analysis by reviewing information in Note 18. Clarify whether all of the instruments included in Table 62 are excluded from the analysis in Table 60, and if so, explain why those instruments are excluded

- Please confirm to the extent that you do have changes to key model characteristics, assumptions and parameters used in providing this disclosure, and the effects of any such change is material, you would provide a discussion of the change, including the reason for the change and related quantification of the effect, pursuant to the guidance in Instruction F under paragraph 305(a)(1)(ii) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-5

9. We note the line item titled "Payments to servicers for foreclosed property expense and

servicer incentive fees" in the operating section of the cash flow statement. Please tell us where these amounts are presented in the balance sheet and separately breakout the amounts between each of these categories. Additionally, please tell us why you do not have the same line item reflected in your consolidated statements of cash flows in your March 31, 2012 Form 10-Q.

Notes to Consolidated Financial Statements, page F-7
Note 1 - Summary of Significant Accounting Policies, page F-7
Use of Estimates, page F-12

10. We note during the second and fourth quarters of 2011 you revised your estimate for the recovery amounts incorporated into the allowance related to repurchase requests and the revisions for both quarters were to incorporate additional loan-level attributes. You also clearly state that the fourth quarter enhancements related to individually impaired loans. Please address the following:

- Describe in more detail how the enhancements during the second quarter differ from those made during the fourth quarter as both are described as incorporating loan-level attributes into your repurchase request recovery estimate.

- Clarify whether these revisions to the estimate of the recovery from repurchase requests only impacted the ASC 310-10-35 allowance or whether it also impacted your collectively evaluated allowance.

Note 3 - Mortgage Loans, page F-42
Troubled Debt Restructurings, page F-47

11. We note your disclosure on page F-48 of the amount of single-family loans that entered into payment default during 2011, defined as the borrower being delinquent two or more months during the period, and that had been modified in a TDR during the 12 months prior to the payment default. Based on the numbers disclosed in this section, as compared to the amounts disclosed in the table showing TDRs entered into during 2011 on page F-47, it appears that a large portion of your single-family TDRs default within a year after modification. We also note Table 48 on page 167 shows a lower payment default for TDRs entered into during 2010. Please explain why the default table on page F-48 shows a higher trend of defaults than Table 48. Also, tell us in more detail the level of payment defaults you are projecting in the calculation of the allowance for loan losses for impaired single-family loans and revise future filings to clarify the type of modifications that experience a higher default. For example, disclose the amount of single-family payment defaults that relate to unsuccessful trial periods where a permanent modification was not completed.

Note 5 - Investment in Securities, page F-55

12. We note your disclosure on page F-58 that during the fourth quarter you identified an error in the rate used to calculate interest income and other-than-temporary impairments (OTTI) on AFS securities. Please explain the error in greater detail and clarify whether it relates to your OTTI analysis on all AFS securities or a specific category. In your response tell us and revise to disclose changes made to your accounting policy for investment securities as a result of the error. Lastly, please reconcile the difference in the out-of-period adjustment amount disclosed on page F-58 with the amount in footnote one on page F-133.

Form 10-K/A Filed March 9, 2012
Item 11. Executive Compensation
Information Regarding Undisclosed Profitability and Credit Quality Metrics, page 13

13. To the extent you do not disclose performance targets in future filings in reliance on Instruction 4 to Item 4.02 of Regulation S-K, please revise to include a more detailed discussion regarding how difficult it will be for your executives or how likely it will be for you to achieve the targets. We note your statement that the targets were "set at a level determined to be appropriate and achievable given [your] expectations for future economic and housing market conditions." However, we do not believe the disclosure you provided in this section provides a sufficient explanation of the difficulty or likelihood of achieving the targets.

Comparator Group and Role of Benchmark Data, page 16

14. Please explain why you revised your approach to benchmarking by using a broader group of companies for certain of your executives while continuing to use only the comparator group for other executives.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1
Provision for Credit Losses, page 22

15. We note footnote one to Table 11 on page 25 states an out-of-period adjustment of $548 million was recorded during the three months ended March 31, 2012 to increase the provision for loan losses. Please tell us and revise future filings to disclose the reason for the out-of-period adjustment, the original period to which it relates, and how the error was discovered.

16. We note the disclosure on page five that you believe your total loan loss reserves peaked as of December 31, 2011 and that you expect continued positive trends for your credit quality. Your total loan loss reserves decreased by 3% from December 31 2011 to March

31, 2012 while your non-performing loans (NPLs) decreased by only 2% and your total guaranty book of business increased by 1%. We also note the statement that you continue to experience high volumes of loan modifications and the allowance calculated for TDRs generally is greater than the allowance that would be calculated under the collective reserve. We also note that you continue to experience high levels of re-defaults on your TDRs, which has the ability to skew your aging statistics given that TDRs are initially reset to current. Considering the trends noted above and the continued significant uncertainty related to housing prices, unemployment and other economic conditions, please tell us and revise your disclosure in future filings to provide a more detailed discussion of the positive and negative trends in credit quality that you considered in determining the appropriate level of the reduction in your allowance. In this regard, we note that you appear to have recognized a $1.1 billion net increase in your allowance during the fourth quarter of 2011 (as calculated based on the amount that the provision for loan losses exceeded net charge-offs). Please describe the specific factors that changed during the next quarter that drove the $2.3 billion reduction in the allowance for loan losses (as calculated based on the amount that net charge-offs exceeded the provision for loan losses) in the quarter ended March 31, 2012.

Credit Profile Summary, page 57

17. We note your disclosure that Refi Plus loans constituted 22% of your total single-family acquisitions in the first quarter of 2012, compared with approximately 24% of total single-family acquisitions in all of 2011. You also go on to state that it is too early to determine whether the ultimate performance of the loans with higher risk characteristics refinanced under the Refi Plus program will be different than the performance of other refinanced loans; however, you do expect Refi Plus loans will perform better than the loans they replace because Refi Plus loans should reduce the borrowers' monthly payments or otherwise provide more sustainability. Please respond to the following:

- Given the significant volume of these loans and the potential for different performance levels compared to other loans with high LTVs or refinances, please consider providing additional supplemental information related to this portfolio, such as separate LTV and FICO score information for this portfolio, and separate delinquency information similar to that noted in comment 42 of our letter dated September 30, 2011.

- Tell us whether any of the reduction in the loan loss allowance during the first quarter of 2012 was due to the continued significant amounts of refinances of higher risk loans under the Refi Plus program.

18. We note your disclosure that under your Refi Plus initiative, you allow your borrowers who have mortgage loans with current LTV ratios above 80% to refinance their mortgage without obtaining new mortgage insurance in excess of what is already in place. We also note that clarifying guidance was provided to lenders related to representations and

warranties under the original loan. Please respond to the following:

- Please explain in further detail the mortgage insurance requirements for borrowers under the Refi Plus program. For example, is the original mortgage insurance contract cancelled when the borrower does the refinance, but they must obtain mortgage insurance for the same original amount from another party?

- Clarify how the borrower knows the exact amount of new coverage they are required to obtain. Additionally, tell us the typical terms of a private mortgage insurance policy. For example, tell us whether the original policy would have capped coverage at a certain dollar amount, or whether the loss coverage was unlimited up to the total loan amount.

- Tell us whether refinances under the Refi Plus program affect the amount you expect to collect from mortgage insurers. For example, tell us whether the changes affect the counterparties you expect to collect from or the amount in total you expect to collect both before and after the refinance under this program. In this regard, we did not notice significant changes in the maximum coverage provided by the mortgage insurers on page 72.

- Explain in further detail whether there has been any change in the amount you expect to collect from mortgage servicers due to representation and warranty violations as a result of borrowers entering into refinances under the Refi Plus initiative. As part of your response, please clarify whether all Refi Plus loans relate to HARP, or whether there are other refinance loan programs that are classified as part of Refi Plus.

REO Management, page 63

19. We note the disclosure on page 65 that FHFA announced a pilot REO program that includes sales of pooled foreclosed properties to qualified investors with the requirement for the investor(s) to rent the purchased properties for a specified number of years. Please tell us and revise future filings to address the following:

- Discuss how the properties are selected for sale and the bid and acceptance process.

- Discuss whether purchase of pools is the only option for an investor or whether there are other options such as a joint venture between you and them. If there are other options please describe in detail how the terms would be set and if you would receive future revenues and incur costs from these types of transactions.

- Discuss whether you have any ongoing responsibilities to manage the process or properties sold. For example, clarify whether there are monitoring procedures where you have to track the investors' progress in renting the properties and compliance with the rental requirements. Additionally, clarify if there any ramifications to you (such as repurchase requirements) if the investors do not comply with the rental requirements.

Mortgage Seller/Servicers, page 68

20. We note the disclosure on page 69 that the number of repurchase requests remained high during the first quarter of 2012 and you expect that they will continue to remain high. We also note on page 59 that you state that loans originated in 2009 and after now account for 56% of your single-family guaranty book of business and these loans have stronger credit profiles. Considering more than half of your loan portfolio was originated after 2008 with stronger credit profiles and your repurchase requests have been significant during the last three fiscal years and the three-months ended March 31, 2012 please tell us in greater detail why you expect your repurchase requests to remain high in the future. To the extent that it is due to sampling methodology changes, please describe the changes you have made in the past year. Additionally, as part of your response, please tell us the percentage of repurchase requests that relate to loans originated after 2008.

Table 45: Repurchase Request Activity, page 70

21. We note the line "other resolutions" and its description in footnote one to Table 45. Please provide us with a breakout of this line item by the type as described in footnote one. Also, please tell us and revise future filings to discuss the significant increase in "other resolutions" during the first quarter of 2012 and how you determine when to use an "other resolution" instead of cash collections. Finally, please confirm that the "collections" and "other resolutions" amounts are based on the unpaid principal balance, and not the amounts actually collected or resolved. To the extent that these amounts are not based on the unpaid principal balances of the loans for which the repurchase request was made, please clarify how this table reconciles to the ending outstanding repurchase request amount based on unpaid principal balance.

Table 49: Estimated Mortgage Insurance Benefit, page 74

22. We note your disclosures beginning on page 72 that three of your mortgage insurers are in run-off (including one which is also in receivership), another is operating pursuant to a waiver from their state regulator, and two others have disclosed that in the absence of additional capital, they might fall below state regulatory capital requirements in the future. Please respond to the following:

- Tell us how you consider the deferred portion of your claims in your collectability adjustment. For example, Triad has been deferring payments for more than 30 months and PMI is in receivership. Please clarify how you developed the collectability amount for the deferred payments for these counterparties.

- Tell us whether you are assuming full collectability of the non-deferred contractual mortgage benefit from Triad, RMIC and PMI.

- In light of the substantial further deterioration in the financial condition of your mortgage insurers during the first quarter of 2012, please tell us why the collectability adjustment actually decreased to 17% of the contractual mortgage insurance benefit as of March 31, 2012, down from 19% as of December 31, 2011.

- Please tell us whether you have recognized a collectability adjustment for either of the two mortgage insurers that announced that they may fall below the state regulatory capital requirements in the future in the absence of additional capital.

- Please quantify the percentage of the $15.2 billion estimated mortgage insurance benefit as of March 31, 2012 that is due from the insurers that are in run-off mode.

- Clarify when you are notified about a rescission from the mortgage insurer. For example, your disclosure on page 74 implies that you may not be notified about a mortgage insurance rescission until the insured loan goes into foreclosure and you record REO and a mortgage insurance receivable for the claim proceeds probable of recovery. In this circumstance, we understand the initial receivable becomes due from the mortgage seller/servicer. As a result, tell us whether you incorporate the fact that the contractual mortgage insurance benefit may not be due from the mortgage insurer but instead from the seller/servicer when developing the collectability adjustment.

- Clarify whether Table 48 only represents mortgage insurance claims that have not already been filed with the mortgage insurer. Additionally, clarify whether the $3.7 billion as of March 31, 2012 represents the outstanding claims that have been filed with the mortgage insurers at the time of foreclosure, and thus the estimated mortgage insurance benefit from the claim is no longer reflected in Table 49 or Table 47.

- We note that you increased the valuation allowance for the outstanding receivables due from your mortgage insurers and seller/servicers by $216 million during the three months ended March 31, 2012, to represent 21% of the outstanding receivable balance. Please tell us the number of counterparties for which this valuation allowance relates, and clarify whether any of these counterparties are the same counterparties for which you have recognized an estimated benefit in total loss reserves (Table 49). If so, please tell us whether you are using a similar valuation percentage for the counterparties when developing the collectability adjustment.

Note 12 - Fair Value, page 125

23. We note your disclosure that based on the adoption of new accounting guidance on January 1, 2012 you changed the principal markets you use to estimate the fair value of some categories of mortgage loans and as a result the valuation of these loans decreased by $24.4 billion as of March 31, 2012. Please address the following:

- Describe in greater detail how you determined the revised market and related valuation technique was more reflective of the principal market under ASU 2011-04. For example, tell us whether the reason you changed the principal market for loans that are one month delinquent is because these loans are eligible for GSE securitization.

- You state that you changed the principal market for modified loans that are re-performing for nine months or more to the whole loan market. Please clarify whether this market and the valuation technique is different than those modifications described under the consensus method on page 141 that have performed for twelve or fewer months and are either two or more months delinquent. Also, clarify whether you look to the GSE securitization market as your principal market for any modified loans.

24. We note the description of your valuation techniques beginning on page 140 and that for certain subprime private-label securities you use the consensus valuation technique. We were unable to locate though how the significant unobservable inputs disclosed for these subprime private-label securities on page 136 relate to the consensus valuation technique as described on page 141. Please tell us and revise future filings to discuss how these significant unobservable inputs are used in your consensus valuation for subprime private-label securities or revise your significant unobservable inputs disclosure to include those inputs described on page 141 such as estimated mark-to-market LTV ratio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie J. Ciboroski at (202) 551- 3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director